Exhibit 99.1

PRESS RELEASE

Crenezumab’s Second Phase 3 Trial (CREAD 2) Fully Recruited

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Updates on AC Immune’s Pipeline and Technology Platforms to be presented at the Alzheimer’s Association International Conference in Chicago

Lausanne, Switzerland, July 17, 2018 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company focused on neurodegenerative diseases, today announced that the second Phase 3 (CREAD 2) clinical trial of crenezumab, AC Immune’s anti-Abeta antibody candidate for treatment of Alzheimer’s disease, conducted by its partner Genentech, a member of the Roche Group, has completed global recruitment.

Prof. Andrea Pfeifer, CEO of AC Immune, commented: “We are very happy that the CREAD 2 recruitment has been completed ahead of schedule. This clearly shows the strong commitment of our partner Roche/Genentech to the development of crenezumab as a potential disease-modifying therapy for Alzheimer’s disease – one of society’s biggest healthcare challenges.”

The following updates on AC Immune’s advancement of its in-house and partnered product candidates and technology platforms including crenezumab, will be presented at the Alzheimer’s Association International Conference (AAIC© 2018). The conference is the largest international meeting dedicated to advancing dementia science and takes place in Chicago, US, from July 22nd to 26th, 2018:

Program and Collaborator	Presentations and Timing
Tau PET Imaging agent / Piramal/InviCRO

▪ Clinical Update: 18f-PI-2620, a Next Generation Tau PET Agent Evaluated in Subjects with Alzheimer’s Disease and Progressive Supranuclear Palsy

Poster – July 21 / 12:30pm – 1:45pm (CDT)

Session: IC-P-220 / Hall: F1

Crenezumab / Genentech/Roche	▪ Baseline characteristics from a phase 3 trial of crenezumab in prodromal to mild Alzheimer’s disease (CREAD) Oral presentation – July 22 / 8:45pm – 9:00pm (CDT) Session: O1-02-04 / Room: 183
Alpha-synuclein PET tracers / AC Immune	▪ Novel alpha-synuclein Positron Emission Tomography (PET) tracers for the Diagnosis of Parkinson’s Disease Oral presentation – July 25 / 3:15pm – 3:30pm (CDT) Session: DT-01-06 / Hall: W375 E
Crenezumab / Genentech	▪ Target Engagement in an AD Trial: Crenezumab Lowers Aβ Oligomer Levels in CSF Oral presentation – July 25 / 4:45pm – 5:00pm (CDT) Session: DT-01-03 / Hall: W375 E

About Crenezumab

Crenezumab is an anti-Abeta antibody discovered by AC Immune using its SupraAntigen™ technology platform and out-licensed to Genentech, a member of the Roche group, in 2006 as a potential therapy for Alzheimer’s disease. Crenezumab is a fully humanized IgG4 monoclonal antibody that binds all forms of misfolded Abeta proteins, but especially to Abeta oligomers, to prevent and break up Abeta aggregation and promote Abeta disaggregation. The IgG4 subclass has reduced effector function, allowing microglia to clear Abeta from the brain while minimizing an inflammatory response.

Roche/Genentech is currently evaluating the clinical efficacy and safety of crenezumab in two Phase 3 clinical trials, CREAD 1 and 2, in 750 participants each trial with prodromal or mild Alzheimer’s disease, which started in the first quarter of 2016 and the first quarter of 2017, respectively. CREAD 1 was fully recruited in the fourth quarter of 2017 and CREAD 2 completed global recruitment in July 2018. In addition, crenezumab was chosen by an international panel of experts, including the US National Institutes of Health, for use in a first-ever prevention trial in Alzheimer’s disease in a large extended family in Colombia (API ADAD) in 2012.

About AC Immune

AC Immune is a clinical-stage Swiss-based biopharmaceutical company, listed on Nasdaq, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company designs, discovers and develops therapeutic as well as diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease (AD). The Company’s pipeline features nine therapeutic and three diagnostic product candidates – with five product candidates currently in clinical trials. The most advanced of these is crenezumab, a humanized anti-amyloid-β monoclonal IgG4 antibody that targets monomeric and aggregated forms of amyloid-β, with highest affinity for neurotoxic oligomers. Crenezumab is currently in two Phase 3 clinical studies for AD, under a global program conducted by the collaboration partner Genentech (a member of the Roche Group). Other collaborations include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Piramal Imaging and Essex Bio-Technology.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information, please contact:

In Europe Beatrix Benz AC Immune Corporate Communications Phone: +41 21 345 91 34 E-mail: beatrix.benz@acimmune.com	In the US Lisa Sher AC Immune Investor Relations Phone: +1 970 987 26 54 E-mail: lisa.sher@acimmune.com
Nick Miles/Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 552 46 46 E-mail: miles@cpc-pr.com kull@cpc-pr.com	Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com